REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 9, 2026
The Annual General Meeting of Shareholders (the “Meeting”) of Alithya Group inc. (“Alithya”) was held virtually on Wednesday, September 9, 2026 at 10:00 a.m. (Eastern Daylight Time). A total of 53,629,050 Class A subordinate voting shares and 7,326,880 Class B multiple voting shares were represented at the Meeting, representing approximately 77.99% of the total votes attached to all issued and outstanding shares as of July 13, 2026, the record date for the Meeting.

Alithya hereby announces that shareholders voted in favour of all items of business put forth at the Meeting. The complete voting results for each item of business submitted to a vote are presented below.

Election of Directors

The Board of Directors of Alithya had fixed at eight the number of directors to be elected at the Meeting. All eight nominee directors proposed for election in Alithya’s Management Information Circular dated July 13, 2026 were duly elected by a majority of the votes cast. The votes cast for the election of directors were as follows:

NOMINEE DIRECTORS	VOTES FOR		VOTES WITHHELD
	(#)	(%)	(#)	(%)
Dana Ades-Landy	108,129,727	85.94%	17,694,714	14.06%
André P. Brosseau	125,509,630	99.75%	314,811	0.25%
Ines Gbegan	108,717,176	86.40%	17,107,265	13.60%
Lucie Martel	108,713,414	86.40%	17,111,027	13.60%
Paul Raymond	108,530,983	86.26%	17,293,458	13.74%
Ghyslain Rivard	105,396,630	83.76%	20,427,811	16.24%
C. Lee Thomas	108,725,022	86.41%	17,099,419	13.59%
Pierre Turcotte	96,939,282	77.04%	28,885,159	22.96%

Appointment of the Auditor

The resolution to appoint KPMG LLP as Alithya’s auditor for the year ending March 31, 2027 and authorize the Board of Directors to fix its remuneration was adopted by a majority of the votes cast. The votes cast for the appointment of the auditor were as follows:

VOTES FOR		VOTES WITHHELD
(#)	(%)	(#)	(%)
120,149,746	94.68%	6,748,104	5.32%

Alithya ׀ Report on Voting Results